Exhibit 99.1

Vision Marine Technologies Announces Initial E-Motion™ 180E Electric Propulsion System Purchase Order from Wired Pontoons

Montreal, Canada — November 13, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, is pleased to announce that it has received an initial purchase order from Wired Pontoons (“Wired”) for 25 units of the E-Motion™ 180E outboard and powertrain systems.

This order marks the beginning of a transformative partnership, with Wired set to equip its pontoons with these 180 HP electric propulsion systems, responding to the growing marine consumer demand for electric marine propulsion.

“We are excited to collaborate with Vision Marine, starting with an order of 25 E-Motion™ systems. Over the past 12 months, we’ve seen a decline in the demand for Internal Combustion Engine pontoons, with our customers increasingly seeking eco-friendly alternatives. After evaluating various options, we found the E-Motion™ system to be the ideal fit for our clientele,” commented Curt Jensen, Wired's President.

Over the past year, Wired has extensively tested the performance of its pontoons equipped with Vision Marine’s systems. The positive feedback from boat show attendees and robust performance data have strengthened Wired’s confidence in the E-Motion™ system as a game-changing solution in the recreational boating landscape, particularly for pontoon users.

Alex Mongeon, co-founder & CEO of Vision Marine, stated, “The pontoon market in the United States is significant, and pontoon users are prime candidates for the E-Motion™ 180E. Since 2021, several pontoon brands have been testing our systems, and we are honored that Curt Jensen’s Wired Pontoons has joined this pioneering group.”

This initial order from Wired not only reinforces their position as an innovative leader in sustainable boating but also marks a significant milestone in the journey towards decarbonized and enhanced boating experiences. Through this partnership with Vision Marine, Wired is set to offer its customers a proven, powerful electric propulsion solution that has demonstrated its effectiveness.

The E-Motion™ 180E is a key component of the Wired 23-R electric pontoon and delivers an unparalleled experience in electric marine propulsion.

About Wired Pontoons, Inc.

Wired Pontoons is revolutionizing the boating experience with its range of electric pontoons. Offering a unique and exciting way to explore waterways, Wired Pontoons emphasizes pleasure, power, and respect for nature. Their electric pontoons allow for silent navigation while respecting the tranquility of natural settings.

Learn More

Website: https://wiredpontoons.com/

Instagram: @wiredpontoons

Contact: Curt Jensen Email: curt@wiredpontoons.com

For product Inquiries: Email: sales@wiredpontoons.com

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine describes the impact of E-Motion™ 180E equipped boats, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

LEARN MORE

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact

Bruce Nurse

(800) 871-4274

bn@v-mti.com